UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 5)

GENOPTIX, INC.

(Name of Subject Company)

GENOPTIX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Tina S. Nova, Ph.D.

President and Chief Executive Officer

Genoptix, Inc.

1811 Aston Avenue

Carlsbad, CA 92008

(760) 268-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq.

Barbara L. Borden, Esq.

J. Patrick Loofbourrow, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Genoptix, Inc., a Delaware corporation (“Genoptix” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 28, 2011, as amended and supplemented, relating to the tender offer by GO Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Novartis Finance Corporation, a New York corporation and an indirect wholly-owned subsidiary of Novartis AG, a stock corporation organized under the laws of Switzerland, to purchase all the issued and outstanding shares of Genoptix’ common stock, $0.001 par value per share, at a price of $25.00 per share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2011, and in the related Letter of Transmittal, each of which as amended or supplemented from time to time.

Item 8.	Additional Information.

A new paragraph is hereby added after the last paragraph in Item 8 as follows:

“Expiration of Subsequent Offering Period; Completion of Merger

At 12:00 midnight, New York City time, on March 4, 2011 (which was the end of day on March 4, 2011), the subsequent offering period of the Offer expired as scheduled. The Depositary has advised Parent that, as of the expiration of the subsequent offering period of the Offer, a total of 17,048,545 Shares were validly tendered during the initial offering period and the subsequent offering period of the Offer taken together, representing approximately 93.24% of the Shares outstanding. Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn during the initial offering period of the Offer and all Shares validly tendered during the subsequent offering period of the Offer.

Parent intends to consummate the Merger pursuant to the terms of the Merger Agreement. The Merger Agreement provides, among other things, that, subject to certain conditions, Purchaser will be merged with and into the Company with the Company continuing as the surviving corporation, wholly-owned by Parent. Each of the remaining Shares will be converted into the right to receive $25.00 in cash, without interest and less any required withholding taxes, which is the same amount per Share that was paid in the Offer, except for (i) Shares owned by the Company or any of its wholly-owned subsidiaries (or held in the Company’s treasury) or owned by Parent, Purchaser or any wholly-owned subsidiary of Novartis AG, which will be cancelled and will cease to exist and (ii) Shares owned by the Company’s stockholders who perfect their appraisal rights under the DGCL. Following the Merger, the Shares will no longer be listed on the NASDAQ Global Select Market.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENOPTIX, INC.

By:	/s/ Tina S. Nova, Ph.D.

Name:	Tina S. Nova, Ph.D.

Title:	President and Chief Executive Officer

Dated:	March 7, 2011